Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months Ended March 31, 2013
	Year Ended December 31,
	2008	2009	2010	2011	2012
	(dollars in thousands)					(unaudited)
Earnings:
Income before income taxes	$195,081	$221,668	$107,391	$153,127	$3,114	$33,551
Fixed charges	60,051	61,417	66,809	77,627	75,743	17,531

Income before income taxes and fixed charges	$255,132	$283,085	$174,200	$230,754	$78,857	$51,082

Fixed charges:
Interest expense, including amortized premiums, discounts and capitalized expenses related to indebtedness	$45,105	$44,923	$50,263	$58,624	$56,731	$12,715
One-third rental expense (1)	14,946	16,494	16,546	19,003	19,012	4,816

Total fixed charges	$60,051	$61,417	$66,809	$77,627	$75,743	$17,531

Ratio of earnings to fixed charges	4.2	4.6	2.6	3.0	1.0	2.9

(1)	The proportion deemed representative of the interest factor.